EXHIBIT 99-77E

      During December 2004, a former subsidiary employee ("Plaintiff"), filed a petition with the U.S. Equal Employment Opportunity Commission ("EEOC") alleging the Company and the former subsidiary discriminated against her because of her sex and disability. During September 2006, the Company and its Employment Practices Liability Insurance carrier settled the claim from the Plaintiff. Under the settlement, the Company was released from the claim.

      The Company made certain representations concerning the sale of former subsidiaries (that were disposed of on March 21, 2005) as of February 28, 2005. Genius has advised the Company that it believes that certain of these representations made in the agreement may have been inaccurate. Informal discussions are being held between the Company and Genius on this matter. The Company believes that such representations were not inaccurate when made and that Genius has not provided the Company with supporting documentation to substantiate Genius' assertions. The Company cannot estimate the effect of the potential liability, if any, it may owe to Genius related to such representations.